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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           Interleuken Genetics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    458738101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  August, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   458738101
-------------------------------------------------------------------------------

 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     a)  Stephen Garofalo
     b)  First Global Technology Corp. Fed ID # 11-3402873
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   .....................................................................
     (b)   .....................................................................
--------------------------------------------------------------------------------
 3.  SEC Use Only...............................................................
--------------------------------------------------------------------------------
 4.  Citizenship or Place of Organization
     a)  United States
     b)  Federal Global Technology Corp. incorporated in New York.
--------------------------------------------------------------------------------
                    5.  Sole Voting Power
                        0
Number of         --------------------------------------------------------------
Shares              6.  Shared Voting Power
Beneficially            1,535,967
Owned by          --------------------------------------------------------------
Each Reporting      7.  Sole Dispositive Power
Person With             0
                  --------------------------------------------------------------
                    8.  Shared Dispositive Power
                        1,535,967

--------------------------------------------------------------------------------
     Aggregate Amount Beneficially Owned by Each Reporting Person
 9.  a)  Stephen Garofalo -                 720,000 shares
     b)  First Global Technology Corp. -    815,967 shares
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)........................................
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     a) Stephen Garofalo -3.36%

     b) First Global Technology Corp. -3.81%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
a)  Stephen Garofalo - IN

 ................................................................................
b)  First Global Technology Corp. - CO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................
--------------------------------------------------------------------------------

Item 1.

       (a)   Name of Issuer
             Interleukin Genetics, Inc.

       (b)   Address of Issuer's Principal Executive Offices
             135 Beaver Street, Waltham, Massachusetts 02452

Item 2.

       (a)   Name of Person Filing
             (i)      Stephen Garofalo
             (ii)     First Global Technology Corp.

       (b)   Address of Principal Business Office or, if none, Residence:
             (i)      6 Teal Court, New City, New York 10956-3156
             (ii)     6 Teal Court, New City, New York 10956-3156

       (c)   Citizenship
             (i)      United States
             (ii)     Incorporated in New York

       (d)   Title of Class of Securities
             Common stock, no par value

       (e)   CUSIP Number
             458738101

ITEM 3. If this statement is filed pursuant to (Sections) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
          (a)  [ ]  Broker or dealer registered under section 15 of the Act
                    (15 U.S.C. 78o).
          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).
          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e) [ ] An investment adviser in accordance with (Section)240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with (Section)240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with (Section)240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ]  Group, in accordance with (Section)240.13d-1(b)(1)(ii)(J).

ITEM 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)   Amount beneficially owned: 1,535,967.
  (b)   Percent of class: 7.17.
  (c)   Number of shares as to which the person has:

     (i)    Sole power to vote or to direct the vote:  0.
     (ii)   Shared power to vote or to direct the vote:  1,535,967.
     (iii)  Sole power to dispose or to direct the disposition of : 0.
     (iv)   Shared power to dispose or to direct the disposition of : 1,535,967.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see (Section)240.13d3(d)(1).

ITEM 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the

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following [ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person. - N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company - N/A

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. Identification and Classification of Members of the Group - N/A

If a group has filed this schedule pursuant to (Section)240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to (Section)240.13d-1(c) or (Section)240.13d-1(d), attach an exhibit stating the identity of each member of the group.

The members of the Group are: Stephen Garofalo and First Global Technology Corp.

Stephen Garofalo owns 100% of First Global Technology Corp.

ITEM 9. Notice of Dissolution of Group - N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. Certification

       (a) The following certification shall be included if the statement is filed pursuant to

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            (Section)240.13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

       (b) The following certification shall be included if the statement is filed pursuant to (Section)240.13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            August 8, 2001
    ---------------------------------
                 Date

         /s/ Stephen Garofalo
    ---------------------------------
               Signature

           Stephen Garofalo
           ----------------
              Name/Title


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               August 8, 2001
      ---------------------------------
                    Date

            /s/ Stephen Garofalo
      ---------------------------------
                  Signature

 Stephen Garofalo/Sole Shareholder, Officer
 ------------------------------------------
and Director of First Global Technology Corp.
---------------------------------------------

                 Name/Title